December 30, 2009

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington DC 20549

Attn:

Pamela A. Long, Assistant Director

Errol Sanderson, Financial Analyst

Re:

File No. 333-163203 – Green Plains Renewable Energy, Inc. Registration Statement on Form S-3

Dear Ms. Long and Mr. Sanderson:

We have set forth below the responses of Green Plains Renewable Energy, Inc. (“GPRE” or the “Company”) to the comments contained in the comment letter dated December 14, 2009 from the staff of the Securities and Exchange Commission (the “Staff”). The Company is concurrently filing via EDGAR Amendment No. 1 to its Registration Statement on Form S-3 (the “Registration Statement”). The Registration Statement reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Registration Statement marked to show changes from the filing on November 19, 2009. For ease of reference, we reproduce below the comments, and include under each comment the Company’s response.

1.

 Please file the forms of indentures, which must be qualified when the registration statement becomes effective. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Interpretation 201.02), available in the Corporation Finance section of our website.

Our Response:  The forms of indentures have been filed with our amendment, with corresponding changes to the description of debt securities to conform to the filed indentures.

2.

 We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic form type 305B2.  See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Our Response:  We acknowledge your note with respect to Exhibit 25.1 and when such exhibit is filed, we will comply accordingly.

3.

 Please also include in the exhibit index a reference to the warrant agreement for the purchase of debt securities, which you refer to on page 7.

Our Response:  We have updated the exhibit index in our amendment in accordance with your comment.

4.

 Since you state on Page 12 that the indentures and debt securities will be governed in accordance with the laws of the State of New York, Counsel must also opine on matters governed by New York law and revise the fourth paragraph of its opinion accordingly.

Our Response:  We have updated the opinion in our amendment in accordance with your comment.

Yours Truly,

/s/ Michelle Mapes

Michelle Mapes

EVP-General Counsel & Corporate Secretary